VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

02042697

02 JUL 18 AM 10:29

12 July 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Ms D Bucher
Corporate Administrator

DATE	:	2 July 2002
FAX TO	:	Australian Stock Exchange Limited Company Announcements Office 1300-300-021
FROM	:	Shaun Driscoll
PAGES	:	1 of 3

BRIEF SUMMARY OF CONTENTS:

Re-rating by Moody's

Please fax ASX confirmation of announcement to: 61 3 9639 1540

2 July 2002

MOODY'S RE-RATING VILLAGE ROADSHOW LIMITED TO Ba2

Village Roadshow ("VRL") advises that Moody's today announced its re-rating of Village Roadshow Limited's credit status to Ba2 (with a stable outlook). This compares with the Standard & Poors' rating of BB+ (with a negative outlook) issued in December 2000.

In relation to matters raised by Moody's, the company believes the following issues are relevant.

Firstly, in relation to the treatment of exhibition operating leases, VRL directors do not believe these constitute debt whilst the rating agencies do so for certain ratios. VRL undertakes what it believes to be best business practice to commercially contract for cinema leases of up to 20 years. VRL does this to contractually bind the landlord to minimise rent increases thereby protecting the sunk capital and the business cash flows in the long term. The rating agencies effectively treat the entire 20 year lease periods as debt and add back the rental charge to the cash flow ratio calculation. If VRL were alternatively to enter into, as an example, a 10 year lease with a 10 year option this would effectively almost halve the lease commitments and, therefore, for the purposes of the rating agencies, the debt component and the ratio. However, VRL believes this would expose the division to market reviews and potential competition at the end of the first 10 year period together with a compression of building and depreciation charges and therefore commercially prefers and has negotiated the longer term leases. Notwithstanding, VRL believes these lease commitments have peaked given the build out program is coming to an end together with the exiting of territories and expects to see in the medium term this ratio decline as the leases are amortised with the effluxion of time.

The exhibition division has turned around significantly both in terms of current trading and future outlook. The division expects to return a robust operating profit in the current year compared to the loss in the prior year.

Secondly, in relation to production, VRL is of the belief that the increased exposure to this division is both prudent and part of the long term strategy underpinning the future growth of the company. The injection of funds into its affiliate, Village Roadshow Films, in March 2002 effectively enabled additional debt capacity for the production division to continue the throughput of movies in this current year. Further, these funds came out of surplus cash held on deposit from Village Roadshow Production. The throughput of movies results in producer fees being received by VRL.

The division is at the final stages of completing a restructure of its financing. The restructuring will provide a new long term facility and improve flexibility in relation to production funding going forward. This, together with the production division's stated objective to capitalise on the sequel rights that it has successfully developed over the last four years, will, in VRL's opinion, enhance the company's ability to pursue its production activities with a low risk profile.

Finally, in Argentina VRL has significantly reduced its exposure to the bank facilities of Village Cinemas SA. VRL's previous exposure to the loan was approximately US$75m on a US$90m facility. In January Village Cinemas SA paid down debt and utilised its surplus funds to reduce this facility to US$45m to which VRL now has only a US$34.5m guarantee. Despite the macro economic turmoil in Argentina, the company is currently performing well in a micro sense and is generating surplus cash flow to service the new loan. Further, unlike most other territories, Village in Argentina owns the majority of the land and buildings for its sites and is therefore not subject to leases to third parties. It is the company's belief that it can more than adequately weather the current economic storm without the requirement to inject any more funds. Further, as noted in the December 2001 Stock Exchange Release, the company wrote its equity down to zero in January when the peso peg collapsed.

Finally, VRL directors recently announced the suspension of the ordinary dividend for the purposes of strengthening the overall balance sheet go forward. VRL remains confident that this measure combined with continued solid results in all divisions will provide a more positive sentiment into the future.

For further information contact:
Ms. Lynne Thornycroft
(03) 9667 6632

DATE : 7 June 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 2

BRIEF SUMMARY OF CONTENTS:

Change to Dividend policy

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

7 June 2002

VILLAGE ROADSHOW DIVIDEND POLICY

The Village Roadshow Limited Board of Directors has been considering the Company's dividend policy for an extended period of time. In order to more closely align Village Roadshow with international growth companies, Directors have decided to suspend the dividend on Ordinary shares. It is the Directors' current intention to pay dividends on A Class Preference shares out of this year's profits however this policy will be reviewed in the future on an annual basis.

Mr Robert Kirby, Chairman said "Whilst Village Roadshow has a strong balance sheet, there are substantial commitments with respect to long term operating leases on Exhibition properties. Suspension of the Ordinary dividend will assist in reinforcing the strength of our balance sheet. In addition it will improve the internal reserves as well as access to external resources available to pursue inherent growth opportunities in our core businesses of Exhibition, Theme Parks and Production. It will underpin long term general financial flexibility within Village Roadshow Limited."